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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)   *

SR Telecom Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
78464P208
(Cusip Number)
General Counsel Greywolf Capital Management LP 4 Manhattanville Road, Suite 201 Purchase, New York 10577 (914) 249-7800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
July 3, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Partners II LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,159,662 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,159,662 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,159,662 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Loan Participation LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing may be deemed to beneficially own an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0- [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0- [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Overseas Fund
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 94,769,262 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 94,769,262 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 94,769,262 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% % [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 41,159,662 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 41,159,662 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,159,662 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 135,928,924 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 135,928,924 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,928,924 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 135,928,924 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 135,928,924 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,928,924 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 16 Pages

13D

CUSIP No. 78464P208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

** The reporting persons making this filing hold an aggregate of 135,928,924 Shares, which is 18.2% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note.]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 135,928,924 [See Preliminary Note.]
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 135,928,924 [See Preliminary Note.]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 135,928,924 [See Preliminary Note.]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% [See Preliminary Note.]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 16 Pages

This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on October 11, 2005 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: Since the filing of the prior Schedule 13D, the Reporting Persons have not acquired or disposed of any common shares (the “Shares”) of SR Telecom Inc. (the “Company”). Greywolf Capital Partners II LP and Greywolf Capital Overseas Fund continue to own in aggregate 135,928,924 Shares, such amount representing 18.2% of the issued and outstanding Shares of the Company. As previously reported, Greywolf Loan Participation LLC owns CDN$5,273,972.32 principal amount of convertible term loans owed by the Company (the "Convertible Term A Loans"). Such Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement (as defined below) had previously been immediately convertible at a conversion rate of CDN $0.17 per Share, subject to adjustment. Pursuant to the Amended and Restated Credit Agreement dated June 27, 2007 among the Company, BNY Trust Company of Canada as Administrative Agent and the Lenders named therein (the "Amended and Restated Credit Agreement"), the terms of the Convertible Term A Loans have been amended so they are now convertible either after December 31, 2007 or in the event that an offer to acquire at least 50.1% of the Company’s Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended ("Rule 13d-3"), Greywolf Loan Participation LLC and certain other of the Reporting Persons may no longer be deemed to be the beneficial owner of the Shares into which the Convertible Term A Loans and any other amounts owing under the Amended and Restated Credit Agreement may be converted. For further information regarding the Convertible Term A Loans and certain other provisions of the Amended and Restated Credit Agreement, see Items 4 and 6 below.

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)          This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Capital Partners II LP, a Delaware limited partnership (“Greywolf Capital II”), with respect to the Shares held by it;

(ii)	Greywolf Loan Participation LLC, a Delaware limited liability company

("Greywolf Loan Participation"), with respect to the Shares it beneficially owns (through its ownership of Convertible Term A Loans);

(iii)	Greywolf Capital Overseas Fund, a Cayman Islands exempted company (“Greywolf Overseas”), with respect to the Shares beneficially owned by it1;

_________________________

1 Greywolf Overseas owns all of the economic interest in, and has the power to vote and dispose of, the Convertible Term A Loans and the Shares issuable upon conversion of the Convertible Term A Loans owned by Greywolf Loan Participation.

Page 9 of 16 Pages

(iv)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Capital II (the “General Partner”), with respect to the Shares held by Greywolf Capital II;

(v)

Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Capital II and Greywolf Overseas (the “Investment Manager”), with respect to the Shares beneficially owned by Greywolf Capital II and Greywolf Overseas;

(vi)

Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by Greywolf Capital II and Greywolf Overseas; and

(vii)

Jonathan Savitz, a United States citizen (“Savitz”) and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to the Shares beneficially owned by Greywolf Capital II and Greywolf Overseas.

Greywolf Capital II and Greywolf Overseas are together referred to herein as the “Greywolf Funds.”

(b)          The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Overseas is 4 Manhattanville Road, Suite 201, Purchase, New York 10577, and (ii) Greywolf Overseas is Queensgate House, South Church Street, P.O. Box 1234, George Town, Grand Cayman.

(c)          The principal business of each of the Greywolf Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of Greywolf Loan Participation is to invest for the account entities managed by or affiliated with the Investment Manager. The principal business of the General Partner is to act as the general partner of Greywolf Capital II. The principal business of the Investment Manager is that of an investment adviser. The principal business of the Investment Manager General Partner is to act as the general partner of the Investment Manager. The principal business of Savitz is serving as the senior managing member of the General Partner, serving as the sole managing member of the Investment Manager General Partner and serving as the chief executive officer and chief investment officer of certain other funds managed by the Investment Manager.

(d)          None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 10 of 16 Pages

(f)	The citizenship of each of the Reporting Persons is set forth above.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is updated as follows:

As of the date of this filing, Greywolf Capital II and Greywolf Overseas own in aggregate 135,928,924 Shares, such amount representing 18.2% of the issued and outstanding Shares of the Company. Greywolf Loan Participation owns CDN$5,273,972.32 principal amount of Convertible Term A Loans. Such Convertible Term A Loans and certain other amounts owing under the Amended and Restated Credit Agreement are convertible at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms and conditions of the Amended and Restated Credit Agreement, after December 31, 2007 or in the event that an offer to acquire at least 50.1% of the Company’s Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. For more information regarding the terms of the Convertible Term A Loans and the Amended and Restated Credit Agreement, see Item 6.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of Shares and/or Convertible Term A Loans, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Shares and/or Convertible Term A Loans or dispose of any or all of its Shares and/or Convertible Term A Loans depending upon an ongoing evaluation of the investment in the Shares and Convertible Term A Loans, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations; provided, however, that as of the date of this filing the Reporting Persons are, together with certain other Company shareholders and Company officers and directors, subject to a cease-trading order issued by the Autorite des Marches Financiers as a result of the Company's failure to file certain required disclosure documents. No Reporting Person has made a determination regarding a maximum or minimum number of Shares and/or Convertible Term A Loans which it may hold at any point in time. As further discussed in Item 6 below, the Reporting Persons may acquire in the future pursuant to Rule 13d-3 beneficial ownership of additional Shares through the conversion features of the Convertible Term A Loans.

Also, consistent with their investment intent, the Reporting Persons may but will not necessarily engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company or other persons regarding the Company, including but not limited to its operations and potential acquisitions of an operating business by the Company.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Page 11 of 16 Pages

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	Greywolf Capital II, Greywolf Loan Participation and Greywolf Overseas

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of Greywolf Capital II, Greywolf Loan Participation and Greywolf Overseas is incorporated herein by reference for each such entity. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 746,574,711 Shares outstanding as of June 27, 2007 as reported by the Company in the Amended and Restated Credit Agreement.

(c)	There have been no transactions in the Shares in the last 60 days.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	As of July 3, 2007, Greywolf Loan Participation may no longer be deemed to beneficially own 5% or more of the Company's Shares.

(b)	The General Partner, the Investment Manager and the Investment Manager General Partner

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each of the General Partner, the Investment Manager and the Investment Manager General Partner is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

Page 12 of 16 Pages

(c)	Savitz

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for Savitz is incorporated herein by reference.

(c)	None.

(d)

The General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Greywolf Capital II reported herein. The Investment Manager has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares beneficially owned by the Greywolf Funds reported herein. The Investment Manager General Partner is the general partner of the Investment Manager. Savitz is the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner.

(e)	Not applicable.

The Shares reported hereby for Greywolf Capital II and Greywolf Overseas are owned directly by Greywolf Capital II and Greywolf Overseas, respectively. The Shares reported hereby, if any, for Greywolf Loan Participation are owned directly by Greywolf Loan Participation (through its ownership of Convertible Term A Loans). Because Greywolf Overseas has the power to vote and dispose of the Shares, if any, beneficially owned by Greywolf Loan Participation, Greywolf Overseas may be deemed to beneficially own Shares beneficially owned by Greywolf Loan Participation. The General Partner, as general partner to Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by Greywolf Capital II. The Investment Manager, as investment manager to Greywolf Overseas and Greywolf Capital II, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and as the sole managing member of the Investment Manager General Partner, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares (and related Convertible Loans).

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is updated as follows:

On July 3, 2007, Greywolf Loan Participation and certain other parties entered into the Amended and Restated Credit Agreement, which, among other things, amended certain of the conversion terms of the Convertible Term A Loans. Pursuant to the Amended and Restated Credit Agreement, each holder of Convertible Term A Loans can convert into Shares at a conversion rate of CDN $0.17 per Share, subject to adjustment and pursuant to the terms of the

Page 13 of 16 Pages

Amended and Restated Credit Agreement, its share of the aggregate amount of the Convertible Term A Loans, all "in kind" interest and other accrued and unpaid interest thereon either after December 31, 2007 or in the event that an offer to acquire at least 50.1% of the Company’s Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise. The Eighth Amendment to the Credit Agreement had provided that such amounts were immediately convertible into Shares. Pursuant to Rule 13d-3, Greywolf Loan Participation and certain other of the Reporting Persons may no longer be deemed to be the beneficial owners of the Shares into which the Convertible Term A Loans and such other specified amounts owed under the Amended and Restated Credit Agreement are convertible, but may be deemed in the future to be the beneficial owner of such Shares either (i) 60 days before January 1, 2008 or (ii) if the Convertible Term A Loans become convertible because an offer to acquire at least 50.1% of the Company’s Shares is made, whether by way of takeover bid, plan of arrangement, amalgamation or otherwise.

The Eight Amendment to the Credit Agreement had provided that if holders of more than 75% of the principal amount of the convertible term loans outstanding under such agreement (now, as amended, the Convertible Term A Loans and the Convertible Term C Loans (as such term is defined under the Amended and Restated Credit Agreement)) directed the holders of the remaining convertible term loans to convert such loans, such remaining holders would be required to convert all of their convertible term loans into Shares subject to the terms and conditions of the Amended and Restated Credit Agreement. The Amended and Restated Credit Agreement provides that if either (i) the holders of more than 75% of the principal amount of outstanding Convertible Term A Loans and/or the outstanding Convertible Term C Loans direct the holders of the remaining Convertible Term A Loans and Convertible Term C Loans to convert such loans into Shares or (ii) the holders of more than 75% of the principal amount of outstanding Convertible Term A Loans, Convertible Term B Loans (as such term is defined under the Amended and Restated Credit Agreement) and Convertible Term C Loans direct the holders of such remaining loans to convert such loans into Shares, then in each case the holders of such remaining loans are required to convert such remaining loans into Shares subject to the terms and conditions of the Amended and Restated Credit Agreement.

The Company also covenanted in the Amended and Restated Credit Agreement that, among other provisions, (i) the Shares, including Shares to be issued upon conversion of any Convertible Term Loans, will continue to be listed and posted for trading on the Toronto Stock Exchange or any other exchange or market on which the Shares are listed for trading, (ii) the Company shall maintain its status as a reporting issuer in Canada and a registrant under the Securities Exchange Act of 1934, as amended, until such time as it deregisters with the consent of entities holding more than 66 2/3 % of the aggregate outstanding amount of Convertible Term Loans and (iii) the Company will make or obtain any order, ruling, registration, notice of filing (each a “Document”) pursuant to any applicable Canadian or United Stated securities legislation if such Document is required to ensure that any Shares issuable upon conversion of the Convertible Term Loans are issued in compliance with such securities legislation or such Shares are not subject to certain resale restrictions.

This summary of the Amended and Restated Credit Amendment is qualified in its entirety by the full terms and conditions of such agreement, which is filed as an exhibit to the Form 6-K filed by the Company with the SEC on July 5, 2007 and is incorporated herein by reference.

Page 14 of 16 Pages

Except for the Purchase Agreement, the Registration Rights Agreement, the Intercreditor Agreement, the May 2005 Term Sheet, the Amended and Restated Credit Agreement, the 2006 Registration Rights Agreements and any other agreements described herein and/or in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The Amended and Restated Credit Agreement is filed as an exhibit to the Form 6-K filed by the Company with the SEC on July 5, 2007, and is incorporated herein by reference.

Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	July 5, 2007

/s/ Jonathan Savitz

GREYWOLF ADVISORS LLC,

On its own behalf

And as the General Partner of

GREYWOLF CAPITAL PARTNERS II LP

By Jonathan Savitz,

Senior Managing Member

/s/ Jonathan Savitz

GREYWOLF GP LLC

By Jonathan Savitz,

Managing Member

/s/ Jonathan Savitz

GREYWOLF CAPITAL MANAGEMENT LP,

On its own behalf

And as investment manager to

GREYWOLF CAPITAL OVERSEAS FUND, and

GREYWOLF LOAN PARTICIPATION LLC

By Jonathan Savitz,

Managing Member of Greywolf GP, LLC, its General Partners

/s/ Jonathan Savitz

Jonathan Savitz

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